Exhibit 99.2

Program Resource License Agreement

Between

Phoenix Satellite Television Company Limited

and

Beijing Tianying Jiuzhou Network Technology Co., Ltd.

Date: May 27, 2016

Program Resource License Agreement

This Program Resource License Agreement (“this Agreement”) is entered into between and by the following two parties on the date of May 27, 2016:

Phoenix Satellite Television Company Limited (Phoenix Satellite TV Co., Ltd., hereafter referred to as “Party A” or “Phoenix Satellite TV” ), a limited liability company duly established and validly existing under the laws of Hong Kong;

Registered Address: No.2-6, Dai King Street, Taipo Industrial Estate, Taipo, New Territories, Hong Kong.

Authorized Representative: Keung Chui

Beijing Tianying Jiuzhou Network Technology Co., Ltd. (hereafter referred to as “Party B”), a limited liability company duly registered and validly existing under the laws of the People’s Republic of China;

Registered Address: Room 605, Phoenix Hall, No.165, Haidian Road, Haidian District, Beijing, China

Authorized Representative: Shuang Liu

(Party A and Party B are hereafter referred to individually as a “Party” and collectively as “Parties”.)

WHEREAS:

1.                          Party A owns copyrights to the programs produced by itself and other rights related to the programs produced by Party A (excluding all the music in the programs and all the segments and data that Party A is authorized by any third party to use and any other segments and data that are not produced by Party A);

2.                          Both Parties hereto agree that Party B shall have Priority Right (as defined below) to use the Phoenix Satellite TV Program Resources provided by Party A in accordance with the terms and conditions hereof.

NOW, THEREFORE, upon amicable consultation based on principles of equality, mutual benefit and complementary advantage, the Parties have reached this Agreement as follows:

ARTICLE ONE                      DEFINITION

1.1                   Unless otherwise referenced herein, each of the following terms used in this Agreement (including the preamble thereof) shall have the meaning ascribed to it below:

Program Resources	shall refer to

for the purpose of this Agreement, programs that the channels under the control of Party A (including exclusively Phoenix InfoNews Channel, Phoenix Chinese Channel, and Phoenix Hong Kong Channel) broadcast and own full copyrights to and are provided by Party A to Party B, excluding segments of such programs that are subject to independent copyright, including audios, texts and images, etc, as well as all music, and segments and data that any third party authorizes Party A to use and any other segments and data that are not produced by Party A.

Program Copyrights	shall refer to

Party A fully owns the programs that are broadcast in China and that are subject to internet copyrights. With respect to this Agreement, Program Copyrights do not cover programs that are reproduced by Party A through purchase or programs that are not produced by Party A.

Derivative Products	shall refer to

new products that are created through programs resources (including but not limited to audio and visual products that are produced and distributed in such formats as DVD, MP3, MP4, among others, and books, films and TV programs produced with such resources);

Priority Right	shall refer to

the Priority Right that Party A grants to New Media in accordance with 3.2 hereof, through which New Media can broadcast the Program Resources within the authorized scope in China subject to the terms and conditions hereof.

Phoenix Satellite TV Group	shall refer to	Phoenix Satellite TV Group and its affiliated companies;

New Media	shall refer to	Phoenix New Media Limited, the holding shareholder of Party B;

New Media Member	shall refer to	New Media and its affiliated companies

“Third Party”	shall refer to	with respect to this Agreement: any company, enterprise, other economic organization or individual, other than the Parties hereto

Taxes	shall refer to

taxes and fees of all kinds, including all taxes collected in China (including by the central PRC government and various local governments) and in any other jurisdiction, including but not limited to all kinds of ownership tax, interest tax, value added tax, stamp tax, and land and property use tax collected or levied on capital, profit, revenue, sales, or any other taxable item; all duties, fees, deductions, withholding tax, withholding income tax, or penalties or other payment in connection with taxes; and the term “Taxes” shall be interpreted accordingly;

Intellectual Property Right	shall refer to	authorship right, proprietary trademark right, patent right, business secret ownership right and other forms of Intellectual Property Right under applicable laws;

Business Day	shall	a date on which Chinese commercial banks open for business, other than Saturdays, Sundays and public

	refer to	holidays of the Chinese mainland;

China	shall refer to	the mainland of the People’s Republic of China (with respect to this Agreement, excluding the Hong Kong Special Administrative Region, the Macao Special Administrative Region and the Taiwan Region);

PRC Law	shall refer to

all laws, ordinances, rules, orders, notices, regulations and other regulatory documents having legal binding force, as promulgated from time to time prior to and after the date on which this Agreement becomes effective.

The Internet Domain	shall refer to

The Internet Domain refers to: all information networks that are connected on the basis of the technical standards of IP communication technologies and wireless communication technologies (including the Internet, the Wireless Internet, fixed-line communication networks, mobile communication networks, wireless communication networks, IP communication networks and wireless networks, excluding, however, cable television networks and IPTV)

Licensed Area:	shall refer to	The Internet Domain that are operated and managed by Party B, including ifeng.com, ifeng News mobile application, ifeng Video mobile application and i.ifeng.com

Internet Protocol Network	shall refer to

Internet Protocol Network includes but is not limited to such interconnected networks using internet protocol as way of communication as Local Area Networks, Wide Area Networks, Broadband Networks, the Internet Network, Wireless Networks, Mobile Networks;

Affiliates	shall refer to

Any legal person, non-legal-person economic organization or natural person that directly or indirectly controls one Party hereto, or is directly or indirectly controlled by one Party hereto, or together with one Party hereto is controlled by any other entity. “Control” means the power to determine the decision-making and other affairs of another party, by virtue of holding equity in such party, exercising voting power, appointing the directors of such party, by way of any contract or any other means;

IPTV	shall refer to	video services that are provided through any devices or products using internet protocol as communication mode.

ARTICLE TWO                  BASIC PRINCIPLES OF THE LICENSE FOR PROGRAM RESOURCES

2.1                   Party B shall fully respect and actively protect the Intellectual Property Rights of Party A and may only use the Program Resources licensed by Party A for video broadcasting services within the authorized scope; Unless otherwise approved by Party A in writing, Party B may not in any way use the Program Resources provided by Party A in any scope beyond the authorized scope.

2.2                   In principle, Party B may not license any third party to use, in any manner whatsoever, the programs that Party A licenses Party B to use. If any affiliate or related party other than Party B desires priority right to the same programs as those hereunder, such affiliate or related party shall conclude a separate agreement with Party A to specify the licensed scope and license fee.

2.3                   In principle, Party B may not use Party A’s authorized Program Resources to produce or distribute any Derivative Products, nor may it use any of the audios, texts or photos in the Program Resources. Where it is necessary for Party B or any affiliate or related party other than Party B to produce or distribute such Derivative Products or use such audios, texts or photos, such affiliate or related party shall hold consultations with Party A in connection with each type of such Derivative Products or such audios, texts or photos within the Program Resources, so as to identify the scope in which such product may be used and the authorization fee thereof.

2.4                   In principle, Party B may not directly sell Party A’s Program Resources in any manner whatsoever; only in the way that Party A authorizes New Media Member to sell Party A’s Program Resources, New Media may only sell Party A’s Program Resources within the Internet Area in China as a sales agent of Party A, provided, however, that New Media shall agree with Party A on the scope, agency fee and rules for such sale. Party A may, on its sole discretion, decide whether to appoint New Media as its sales agent.

2.5                   Both Parties shall provide services under the agreement on the principle of fairness and reasonableness as the paid services in economic exchange between non-affiliated enterprises.

2.6                   Where it is necessary for Party B to use the Program Resources as are authorized by Party A for any service other than the service specified under Article 2.1 hereof, New Media shall first inform Party A in writing of the contents, scope and requirements of such service. Where Party A agrees that such service may be provided, both Parties hereto shall, according to the principle of good faith, hold consultations on the contents, form and rate of fee for such service, and specify relevant rules in writing.

2.7                   During the course of Party A’s provision of the services hereunder to Party B, Party B shall provide all reasonable assistance that Party A may require.

ARTICLE THREE    SERVICE SCOPE AND METHOD OF PROVISION

3.1                   Licensed Area:

3.1.1                     China (with respect to this Agreement, excluding the Hong Kong Special Administrative Region, the Macao Special Administrative Region and the Taiwan Region). If it is necessary to broadcast the Program Resources beyond China, New Media must obtain the prior consent of Party A.

3.2                   Scope and nature of license:

3.2.1                              Priority Right: Party B shall have the synchronous Priority Right to broadcast the Program Resources in the Licensed Area in the mainland of China (excluding Hong Kong, Macao and Taiwan), i.e., after the Program Resources are broadcast on the InfoNews Channel, Chinese Channel, and Hong Kong Channel, Party B shall have the Priority Right to broadcast the Program Resources in the Licensed Area (ifeng.com, ifeng News mobile application, ifeng Video mobile application and i.ifeng.com)

3.2.2                              Where it is necessary for Party B to distribute the text/image resources within the Internet Domain beyond the authorized scope specified under 3.2.1 hereof, Party B shall send a prior written application to Party A and obtain Party A’s authorization before it may proceed with such distribution within the additional Internet Domain

3.3                   Except for the covenant under Section 3.2 hereof, Party A reserves the absolute right to sell, assign, distribute, issue or authorize any other party to use any Program Resources through cable television networks, IPTV or any other way in China or other area outside of China, even such assigning, distributing, issuing or authorizing use the internet or mobile communication network to transmit data.

ARTICLE FOUR              SERVICE FEE

4.1           Party B shall pay a service fee to Party A on an annual basis, which shall be payable according to the Clause 4.2. The service fee payable for the initial year shall be 1,700,000 (ONE MILLION SEVEN HUNDRED THOUSAND ONLY) Yuan; and the service fee for each of the subsequent years shall be 15% (fifteen percent) more than that payable for the preceding year.Party A will notify the latest information on its bank account or other relevant paying details to Party B for it to pay the service fee.

4.2           Payment schedule of the service fee:

For the first year: to be paid within thirty (30) Business Days after the date when this Agreement is signed.

For each subsequent year: to be paid at least thirty (30) Business Days prior to the anniversary of the date when this Agreement is signed.

4.3                   The Parties hereto may enter into a separate agreement and establish specific fee rates in respect of services beyond this Agreement in accordance with the principles set forth herein.

ARTICLE FIVE: INTELLECTUAL PROPERTY RIGHTS TO THE PROGRAM RESOURCES

5.1                   Both Parties hereto acknowledge and agree that all copyrights to the Program Resources that Party B is licensed to use hereunder shall be owned by Party A (except that the copyrights to all music in the programs, and segments and data that any third party authorizes Party A to use in the programs and any other segments and data that are not produced by Party A shall be owned by relevant third parties); Party B does not own, nor does it claim to own any copyright or any other Intellectual Property Right to the Program Resources. If Party B obtains any Intellectual Property Right in respect of the Program Resources during its use of the same, Party B shall promptly notify Party A and, upon Party A’s written request, cause all relevant Party B to sign all necessary documents and take all necessary actions, so as to assign such Intellectual Property Right unconditionally and irreversibly to Party A, and ensure the Intellectual Property Right so obtained by Party A is legitimate, complete, and free from any flaw or encumbrance.

5.2                   In the event of any legal action taken by Party A to protect any Intellectual Property Right to the Program Resources, or any dispute with any third party in connection with any Intellectual Property Right to the Program Resources in which Party A is involved (including but not limited to Party A’s being the plaintiff/applicant or defendant/respondent in any lawsuit or arbitration), Party B shall provide, at the cost of Part A, all assistance reasonably requested by Party A, provided, however, that if the legal action taken by Party A or the dispute in which Party A is involved is due to or related to Party B’s negligence, then the cost of providing such assistance requested by Party A shall be borne by Party B.

5.3                   If Party B becomes aware of any violation of any Intellectual Property Right to the New Media Program Resources provided by Party A, it shall take all measures reasonably necessary to preserve the evidence of such third party infringement, notify Party A of the above-mentioned fact of infringement by any third party as soon as reasonably possible, and take actions reasonably requested by Party A to assist in legal actions taken or claims made by Party A in order to protect its Intellectual Property Right.

5.4                   Party A hereby represents that it does not own any copyright whatsoever with respect to programs that are reproduced by Party A through purchase or programs that are not produced by Party A, or segments of the programs that are subject to independent copyrights (such as music, segments and data that any third party authorizes Party A to use), nor has Party A acquired any license from the proprietor thereof the right to broadcast such content via the internet in China or in any other region beyond China. Where Party B needs to use any of the program, segment, music or data mentioned in the preceding sentence in this Clause, Party B shall acquire the license from the owner thereof on its own.

5.5                   If due to a Party B’s use of the programs, segments, music or data described in Article 5.4 hereof or any negligence attributable to a Party B, Party A sustains any economic losses as a result of any dispute with any third party or any recourse or claim by any third party, Party B shall fully and adequately indemnify Party A or any Phoenix Satellite TV Group member against all losses and expenses (including but not limited to compensation paid to any third party, penalties, administrative and legal fees).

ARTICLE SIX                                                            PARTY B’S OBLIGATIONS WITH RESPECT TO CONFIDENTIAL INFORMATION

6.1                   Party B shall, and shall cause New Media Members and the employees thereof to use the Program Resources strictly subject to this Agreement.

6.2                   Party B shall keep in confidence, and cause its employees thereof to keep in confidence, Party A’s business secrets of which Party B may be aware on account of Party B’s receipt from Party A of the license to use the Program Resources. Upon the termination of this Agreement, Party B shall return to Party A or destroy any document, material or software containing such business secrets and delete the same from any memory devices.

6.3                   Party B warrants that it will take all reasonable technical methods and confidential measures reasonably available to Party B to ensure that only Party A and personnel required for the performance of this Agreement may have access to the Program Resources licensed by Party A to Party B. Without Party A’s prior approval in writing, Party B may not disclose or sub-license the program resources to any third party, with the exception that such resources are used within the scope as provided by this Agreement.

ARTICLE SEVEN                                                   REPRESENTATIONS AND WARRANTIES

7.1.                Party A represents and warrants to Party B that:

7.1.1                     Party A owns the copyrights and other relevant rights to the programs produced by Party A (excluding all the music in the programs and all the segments and data that Party A is authorized by any third party to use and any other segments and data that are not produced by Party A);

7.1.2                     Party A has taken all appropriate and necessary corporate actions and other actions, authorized the execution and performance of this Agreement, and obtained all appropriate consents, approvals and authorizations required for the execution and performance of this Agreement;

7.1.3                     Party A’s execution and performance of this Agreement will not violate or contradict any of its constitutional documents, or laws and regulations applicable to Party A, or any agreements or contracts to which Party A is a party or by which Party A is bound.

7.2.                Party B represents and warrants to Party A that:

7.2.1                     Party B has taken all appropriate and necessary corporate actions and other actions, authorized the execution and performance of this Agreement, and obtained all appropriate consents, approvals and authorizations required for the execution and performance of this Agreement;

7.2.2                     Party B’s execution and performance of this Agreement will not violate or contradict any of its constitutional documents, or laws and regulations applicable to Party B, or any agreements or contracts to which Party B is a party or by which Party B is bound.

ARTICLE EIGHT                                                   LIABILITIES FOR BREACH; RESCISSION AND EARLY TERMINATION

8.1                   Both Parties hereto agree that any breach of any of the warranties, covenants, or provisions hereof by either Party shall constitute a breach of this Agreement; and the breaching Party shall fully and adequately indemnify the other Party against all the economic losses suffered by the other Party arising therefrom (including only direct losses, reasonable expenses and reasonable attorney fees).

8.2                   In the event that:

8.2.1                     Either Party is in breach of any its obligations hereunder and fails to cure such breach within ten (10) Business Days following the other Party’s written notice thereof, then the non-breaching Party may send a written notice to terminate this Agreement;

8.2.2                     Either Party enters into a bankruptcy process, the other Party may send a written notice of termination to such Party and this Agreement shall terminate as of the date on which such written notice is served to such Party;

8.2.3                     If there is any change to the shareholders or equity structure of New Media, as a result of which the controlling parent company of Party A controls 50% or less of all the actually issued shares of Party B, or New Media loses the control of Party B, or Party B ceases business operation, Party A may notify Party B in writing to terminate this Agreement;

8.2.4                     Either Party’s performance of its obligations hereunder is held unlawful under the PRC Law, such Party may send a written notice of termination to the other Party upon the promulgation of the relevant PRC Law;

8.2.5                     Either Party’s performance of its obligations hereunder (including but not limited to such Party’s ability to perform this Agreement) is, in the reasonable judgment of the other Party, adversely affected by the occurrence of any event, then the unaffected Party may terminate this Agreement upon notifying the other Party in writing;

8.2.6                     Either Party shall, in exercising its right to terminate this Agreement pursuant to Subsections 8.2.1 to 8.2.5 hereof, give a written notice of termination to the other Party, without the necessity of obtaining consent from the other Party, and this Agreement shall terminate as of the date on which such written notice is served to the other Party.

8.3                   Either Party may notify the other Party to terminate this Agreement within the effective term hereof with a six-month’s prior written notice to the other party.

8.4                   No compensation or indemnification will be required to be made by either Party to the other Party when such Party exercises its right to terminate this Agreement unilaterally pursuant to this Article 8 and no rights or interests of the terminating Party occurred before the termination will be adversely affected by the termination of this Agreement.

8.5                  In the event that this Agreement is terminated in accordance with the provisions hereof due to any cause whatsoever, Party B shall promptly cease to enjoy any of its rights hereunder. In this case, Party B must ensure that it promptly terminate its use of the Program Resources. Where it is necessary for Party B to use such Program Resources, Party B shall sign a separate agreement with Party A to specify the scope and license fee.

8.6                   Subsection 8.1 hereof shall survive the termination of this Agreement.

ARTICLE NINE                  EFFECTIVENESS

9.1                   This Agreement shall become effective on the date when it is signed and affixed with the corporate seals by the authorized representative of each Party hereto and have a term of three (3) years commencing as of the effective date hereof.

9.2                   Upon confirmation by Party A in writing prior to the expiration of the term hereof, this Agreement may be extended by one (1) year for an infinite number of times. However, Party B does not have the right to decide whether the term hereof shall be extended.

9.3                   Any rise in or adjustment to the service fee rate under Clause 4.1 hereof, or any other modification to any terms or conditions hereof, due to the year-on-year change in the cost of the programs that Party A purchases from any third party or any other reason shall be subject to consultation between and written confirmation by the Parties hereto.

ARTICLE TEN                       FORCE MAJEURE

In the event that any Party’s performance of this Agreement or any covenants of the Parties is directly affected by an earthquake, typhoon, flood, fire, war, computer virus, design loophole in any software tool, hacker attack on the internet, amendment to law or policy or any other event of force majeure which is not foreseeable or the result of which is not to be prevented or avoided, such Party shall promptly give the other Party a notice by fax of such event and within thirty days (30) thereafter provide a detailed report thereof as well as a certification document explaining the cause for the non-performance or delay in performance of this Agreement, and such certification document shall be issued by the public notary of the region in which the event of force majeure occurred. The Parties shall decide through consultation whether performance of this Agreement, in whole or in part, shall be relieved or delayed to the extent affected by such event. With respect to economic losses sustained by either Party as a result of such event, neither Party shall be liable therefor.

ARTICLE ELEVEN                        APPLICABLE LAW; DISPUTE RESOLUTION

11.1            The execution, validity, interpretation, enforcement and dispute resolution of this Agreement shall be governed by the PRC Law.

11.2            Any dispute, conflict or claim arising out of or the performance hereof or in connection with this Agreement shall be resolved by the Parties through amicable negotiation. The negotiation shall commence promptly upon a notice by one Party to the other of the nature of such dispute, conflict or claim. In the event that such dispute is not resolved within thirty (30) Business Days following such notice, either Party may upon the expiration of the such 30-day notice period submit such dispute to the Hong Kong International Arbitration Center for arbitration in accordance with the arbitration rules of such center then in effect. The arbitration shall be conducted in Hong Kong and the arbitration award shall be final and be binding upon both Parties. During the term of resolution (including the term of arbitration) of the dispute, the Parties shall continue performing other obligations under this Agreement.

ARTICLE TWELVE                    TAXES

Both Parties agree that any and all Taxes payable arising from the obligation under this Agreement or the performance hereof shall respectively be paid by the Party incurring such Taxes.

ARTICLE THIRTEEN                                                                         MISCELLANEOUS

13.1            Unless otherwise agreed in this Agreement, Party B may not assign its rights and obligations hereunder without Party A’s consent in writing and the successors and permitted assigns of the Parties hereto shall be bound by this Agreement.

13.2            Failure to exercise or delay in exercising any right, power, or privilege provided by this Agreement may not be deemed a waiver of such right, power, or privilege and any partial exercise of such right, power or privilege may not hinder any future exercise of such right, power or privilege.

13.3            The rights, power and remedies provided for Party A and Party B herein are cumulative and not exclusive, and shall be in addition to any other rights, power or remedies provided by laws, regulations, contracts or otherwise now or hereafter in effect.

13.4            Any and all notices, approvals, requests, authorizations, instructions or other communications required hereunder (collectively, “Written Documents”) shall be made in writing or in electronic form with a reference to this Agreement. A Written Document shall be deemed duly served by one Party on the other Party upon personal delivery to the address of the other Party; or on a date which is four (4) Business Days from the date on which the Written Document is posted through registered or certified mail (postage prepaid and return receipt requested), regardless of whether the Written Document is actually received; or on the third Business Day following the date on which the Written Document is sent by courier service (subject to the written receipt confirmation); or as indicated on the confirmation report of the fax machine confirming that the Written Document is delivered by fax successfully.when the Written Document is delivered by Email, it shall be deemed as having been served on the other party hereto as of the date when the server of the party that delivers the document records the email containing the document as having been successfully sent.

13.5            This Agreement shall supersede all other agreements, written or oral, of the Parties regarding the subject matter of this Agreement and constitute the entire agreement of the Parties concerning such subject matter.

13.6            This Agreement shall be signed in two (2) original copies in Chinese, with each of Party A and Party B holding one (1) copy, and both copies shall have equal legal effect.

IN WITNESS HEREOF, the Parties have signed this Agreement as of the date first written above.

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[Signature page]

Party A: Phoenix Satellite Television Company Limited (Seal)

Authorized Representative: Keung Chui (Signature)

Party B: Beijing Tianying Jiuzhou Network Technology Co., Ltd. (Seal)

Authorized Representative: Shuang Liu (Signature)